Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 DEC -5 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

4h December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

03037966

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934;-

1. public announcement in relation to the acquisition of a new subsidiary, AutoFrance Hong Kong Limited - released on 4th December 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

SALEHA BINTI M. RAMLY
Joint Group Secretary

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

dw 12/8

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

Ggk/jg/SC-ADR-Announcement/hd

Form Version 2.0

General Announcement

Submitted by S DARBY on 04-12-2003 05:26:26 PM
Reference No SD-031203-90D0B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SIME DARBY BERHAD**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Acquisition of new subsidiary - AutoFrance Hong Kong Limited

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly- owned subsidiary, Sime Darby Motor Group (HK) Limited, had on 3rd December 2003, acquired two (2) shares representing 100% of the issued and paid-up share capital of AutoFrance Hong Kong Limited ("AutoFrance"), a dormant company incorporated in Hong Kong on 7th November 2003. The principal activities of AutoFrance will be the distribution and dealership of Peugeot motor vehicles.

The above acquisition is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 4th December 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: